Yukon
Community Services

BUSINESS CORPORATIONS ACT
FORM 1

Certificate of Incorporation

ALEXCO RESOURCE CORP.

I hereby certify that the above-mentioned corporation, the Articles of Incorporation of which are attached, was incorporated under the Business Corporations Act of Yukon.

Corporate Access Number:30955
Date of Incorporation:2004-12-03

M. Richard Roberts
Registrar of Corporations